July 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kate Beukenkamp

Mara Ransom

Re:	Getaround, Inc.

Registration Statement on Form S-1

File No. 333-269571

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Getaround, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Registration Statement on Form S-1 to become effective on Thursday, August 1, 2024, at 4:30 p.m., Eastern Time, or as soon as practicable thereafter.

The Company hereby authorizes William L. Hughes of Orrick, Herrington & Sutcliffe LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to William L. Hughes of Orrick, Herrington & Sutcliffe LLP at (415) 773-5720.

Very truly yours,

GETAROUND, INC.

By:	/s/ Spencer Jackson
Name:	Spencer Jackson
Title:	General Counsel & Secretary

cc:	Eduardo Iniguez, Getaround, Inc.

William L. Hughes, Orrick, Herrington & Sutcliffe LLP